[Journal Communications, Inc. logo]


October 23, 2003

Dear Fellow Shareholder:

The tender offer is scheduled to close at 5 p.m. Eastern Time on Monday, November 3, 2003. Your completed form must be received by Wachovia by that deadline in order for you to sell class B-1 shares in the tender offer.

By now you should have received in the mail your tender package of information, including a detailed description of the offer and a letter of transmittal, which is to be returned with your tender instructions. If you have not received this information or have questions as you review the tender offer documents, you may call Wachovia Bank at (888) 396-0853 or Bob Dye, our vice president of employee investor relations, at (414) 224-2725.

Wachovia Bank reports that tender offer documentation has begun to arrive. If you would like to confirm that your letter of transmittal has been received for processing, call (781) 843-1833, extension 200.

We do hope that the vast majority of our employee and retiree shareholders participate in the tender at a level that will enable them to significantly reduce their debt. In our view, this will be a constructive step that will allow employees and retirees to hold Journal shares in the long term and, in doing so, allow us to maintain our culture of personal responsibility for business results where the employees own a significant equity interest in the business.

As you know, we have a 360 day and 540 day "lock up" on our class B-1 and B-2 shares, respectively. There is the risk of increasing interest rates, and our dividend is anticipated to be lower than we have historically paid.

In addition, as we have said in the past, there is another benefit for all of us if we achieve a "full take-up" on the tender offer. The company will retire the shares it buys in the tender offer. As a result, there will be fewer shares outstanding after the tender, which is clearly a positive for the value of our remaining shares.

Thank you for taking the time to thoughtfully consider your own personal decision concerning participation in this tender offer.

Sincerely,

/s/ Steven J. Smith

Steven J. Smith